Issuer Tender Offer	Page 1 of 5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIGITAL RIVER, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

1.25% Convertible Senior Notes due 2024
(Title of Class of Securities)

25388B AB 0
25388B AA 2
(CUSIP Number of Class of Securities)
25388B 10 A
(CUSIP Number of Underlying Common Stock)

Kevin L. Crudden
Vice President and General Counsel
Digital River, Inc.
9625 West 76th Street
Eden Prairie, Minnesota 55344
(952) 253-1234
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:
Julia Vax
Howard Rice Nemerovski Canady Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, 7th Floor
San Francisco, California 94111-4024
(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$195,487,500	$7,683

*	Calculated solely for purposes of determining the filing fee. The purchase price for the 1.25% Convertible Senior Notes due 2024, as described herein, is $1,002.50 per $1,000 principal amount. As of December 1, 2008, there was $195,000,000 in aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $195,487,500. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the transaction valuation.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third party tender offer subject to Rule 14d-1.
☑      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Issuer Tender Offer	Page 2 of 5
INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Digital River, Inc., a Delaware corporation (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 1.25% Convertible Senior Notes due 2024 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of June 1, 2004, between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”) (the “Indenture” ). The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the 1.25% Convertible Senior Notes due 2024 issued by the Company, dated December 4, 2008 (as amended from time to time, the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the “Put Option.”
     This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
ITEMS 1 THROUGH 9.
     The Company is the issuer of the Notes and is obligated to purchase all of the Notes for which Holders validly exercise the Put Option in cash pursuant to the terms and subject to the conditions set forth in the Indenture and the Notes. The Notes are convertible into shares of common stock, par value $0.01 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The address and telephone number of the Company’s principal executive offices are 9625 West 76th Street, Eden Prairie, Minnesota 55344, (952) 253-1234. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO.
ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders exercising the Put Option consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
     (b) Pro Forma Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.
     (b) Other Material Information. Not applicable.

Issuer Tender Offer	Page 3 of 5
ITEM 12. EXHIBITS.

Exhibit
Number	Description
(a)(1)(A)	Company Notice to Holders of the 1.25% Convertible Senior Notes due 2024 issued by the Company, dated December 4, 2008.

(a)(5)(A)	Press Release issued by the Company on December 4, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 000-24643) filed on December 4, 2008).

(d)(1)	Indenture dated as of June 1, 2004, between the Company and Wells Fargo Bank, National Association, as trustee, relating to the 1.25% Convertible Senior Notes due 2024 (incorporated by reference to the Company’s Form 8-K (SEC File No. 000-24643) filed on July 13, 2004.

(g)	None.

(h)	None.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

Issuer Tender Offer	Page 4 of 5
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DIGITAL RIVER, INC.

By: Name:	/s/ Thomas M. Donnelly Thomas M. Donnelly
Title:	Chief Financial Officer
Date: December 4, 2008

Issuer Tender Offer	Page 5 of 5
EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)	Company Notice to Holders of the 1.25% Convertible Senior Notes due 2024 issued by the Company, dated December 4, 2008.

(a)(5)(A)	Press Release issued by the Company on December 4, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K (SEC File No. 000-24643) filed on December 4, 2008).

(d)(1)	Indenture dated as of June 1, 2004, between the Company and Wells Fargo Bank, National Association, as trustee, relating to the 1.25% Convertible Senior Notes due 2024 (incorporated by reference to the Company’s Form 8-K (SEC File No. 000-24643) filed on July 13, 2004.

(g)	None.

(h)	None.